Exhibit 99.9

ZenaTech’s ZenaDrone adds 15,000 sq. ft. to Dubai-Area Operations Expanding Manufacturing Capacity and Strengthening R&D for Commercial and Defense Drone Products

Vancouver, British Columbia – November 4, 2025 – ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a business technology solution provider specializing in AI-driven drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, announces the expansion of its drone manufacturing operations in Sharjah, UAE, nearby Dubai, enabling space to scale production, R&D work, and Drone as a Service operations. This expansion is a key part of ZenaTech’s strategy to meet future demand expected in growing commercial and defense markets. The newly secured space consists of 12,000 sq. ft. which will be dedicated to manufacturing and R&D operations, and 3,000 sq. ft. of space which will be dedicated to Drone as a Service operations. This is in addition to the existing 10,000 sq. ft. manufacturing facility the company currently operates in Sharjah.

“Expanding our manufacturing and R&D footprint as well as adding to our team in Sharjah is a strategic milestone that will further boost our ability to design and deliver innovative drone solutions at scale,” said Dr. Shaun Passley, CEO of ZenaTech. “This expansion not only accelerates production capability but also enhances our R&D capabilities to improve technology performance and timelines, ensuring we remain agile and competitive to leverage growing global commercial and defense market opportunities.”

The facility includes 12,000 sq. ft. of dedicated R&D area and manufacturing floor space where the company is in the process of commissioning multiple modular assembly lines for structural fabrication, electronics integration, calibration, quality control, and final flight testing for ZenaDrone 1000 and IQ series drones. The R&D work will be focused on new product development and product enhancement work on ZenaDrone drones. Expansion also includes an adjacent 3,000 sq. ft. facility to be dedicated for Drone as a Service operations for secure drone storage, fleet management, and maintenance for the company’s Dubai Drone as a Service business. The company also plans to expand its local workforce by 15 to 20 skilled employees in manufacturing, engineering, and operations over the coming months.

ZenaTech’s Sharjah facility currently designs and manufactures the following products:

•ZenaDrone 1000 – A multifunction VTOL platform designed for commercial purposes such as precision agriculture and BVLOS (Beyond Visual Line of Sight) surveillance and inspection. It is also used for defense logistics, border security, and infrastructure support. Key defense uses include intelligence, surveillance, and reconnaissance (ISR), tactical cargo delivery, and field operations such as medical or supply transport.

•IQ Square – A mid-range, high-endurance drone built for land surveys and outdoor visual like of sight inspection and monitoring. Defense applications include perimeter security, battlefield intelligence, and remote asset monitoring.

•IQ Nano – An ultra-compact indoor drone optimized for commercial inventory management that reads bar codes on packages and inputs into an ERP database improving safety and speed of inventory audits. It can also be used for security, surveillance, and tactical reconnaissance in GPS-denied environments such as military warehouses, urban infrastructure, and secure facilities.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.